UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated August 7, 2012:  Nordic American Tankers' 2Q2012 Report.  Dividend Maintained and Paid for the 60th Consecutive Quarter.  The Fleet is in Excellent Condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 7, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Nordic American Tankers' 2Q2012 Report. Dividend Maintained and Paid for the 60th Consecutive Quarter. The Fleet is in Excellent Technical Condition.

Hamilton, Bermuda, August 7, 2012

Nordic American Tankers Limited ("NAT" or "the Company") today announced that it has declared a dividend of $0.30 per share for 2Q2012. Operating cashflow1 (a non-GAAP measure) was $10.3m for 2Q2012 – a slight decrease from $11.4m in 1Q2012.  The dividend of $0.30 per share matches the dividend paid in each of the past four quarters and is paid from cash on hand.  Earnings per share (EPS) improved in 2Q2012 compared with 1Q2012 and 2Q2011.

The Company is in a strong financial position and should be differentiated from shipping companies with weak balance sheets. The fleet of NAT is on a regular basis chartered to major oil companies that require the highest technical standard. In the present environment, customers increasingly focus on financial solidity. The shipping company must be in a solid financial position in order to afford to keep technical standards at the highest level, also in a weak earnings market. Therefore, NAT's strong financial position is a distinct competitive advantage.

The relative position of NAT has continued to improve over the recent past.

It is a strength that the Company pays dividend also in a soft market environment. A turn in the market can be expected to translate into higher dividends.

The Company will pay the dividend on or about August 30, 2012 to shareholders of record as of August 17, 2012. Starting in the fall of 1997, when NAT began its operations, the Company has paid a quarterly dividend for 60 consecutive quarters. Including the dividend payment in 2Q2012, the total dividend payments over this period amount to $43.64 per share.

During the fourth quarter of 2010, our operating fleet stood at 15 vessels. During the second quarter of 2012, the Company had 20 trading vessels. Our increased fleet has substantially bolstered our earnings and dividend capacity going forward.

Key points to consider:

●	Earnings per share in 2Q2012 was -$0.15, compared with -$0.18 in 1Q2012and -$0.21 in 2Q2011.

●	The establishment of the Orion Tanker Pool has resulted in important cost savings, a closer relationship with customers and an improved utilization of the fleet particular in a weak market.

●	Netvoyage revenue per vessel per day achieved in the spot market in 2Q2012 was about $16,200 compared to $17,500 per vessel per dayin 1Q2012.

●	We continue to focus on cost efficiency - both in administration and onboard our vessels.

●	"Financial Vetting" has become an increasingly relevant dimension in the tanker industry, as focus by charterers is now also on the financial health of ship owners.

●	The Company does not engage in any type of derivatives.

●	Economic development in Asia remains stable while Europe is down and the growth in the US is still sluggish.

_________________
1)  Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash administrative charges. For further information, please see reconciliation on page 9.

"The Nordic American System"

Nordic American has an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates Nordic American from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders.

NAT maximizes cash flows by employing all of its vessels in the spot market through Orion Tanker Pool which increases the efficiency and utilization of the fleet.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

Nordic American has one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

As a general guideline, we pay our dividend from cash on hand.  NAT has acash break-even level of about $11,000 per day per vessel which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and other financial charges.

Financial Information

The Board has declared a dividend of $0.30 per share for 2Q2012 to shareholders of record as of August 17, 2012 which is the same as for the last four quarters up to and including 2Q2012.  The dividend will be paid on or about August 30, 2012. The number of shares outstanding is 52,915,639.

Earnings per share in 2Q2012 were -$0.15 per share compared to -$0.18 per share in 1Q2012. The Company's operating cash flow was $10.3m for 2Q2012, compared with $11.4m for 1Q2012.

Cash earnings per share were $0.18 in 2Q2012, $0.22 in 1Q2012 and $0.15 in 2Q2011.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe vessel operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull Suezmax tankers.  As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a matter of policy, the Company continues to keep a strong balance sheet with little net debt and a strong focus on limiting the Company's financial risk.

The Company is in a good position to take advantage of possible strong shipping markets, which will quickly translate into increased dividend payouts.

The establishment of the Orion Pool has resulted in a closer relationship with customers and a stronger position in the market place. Orion has recently concluded a commercial frame agreement with a subsidiary of ExxonMobil Corporation that focuses on transportation of crude oil in the Atlantic Basin as well as other places of the world. This agreement helps us secure better access to cargoes than otherwise would have been the case. The establishment of Orion has produced administrative cost savings and improved penetration of the market.

Prices for newbuildings and second hand tankers continue to be weak and we are in a good position to buy additional vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increase. During the first half of 2012 we have continued to inspect several vessels for possible acquisition purposes.

Our primary objective is to enhance total return2 for our shareholders, including maximizing our quarterly dividend.

As of June 30, 2012, the Company has net debt of about $5.0m per vessel. In addition, the Company has in place a revolving credit facility of $500m, of which $250m has been drawn at this time. Cash on hand is $104.3m.

The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  This means that our cash breakeven rate of about $11,000 per day per vessel is significantly lower than that of companies with a high leverage.Work has commenced to have the term of the facility extended. We believe the Company is an attractive borrower in the eyes of the banks.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 2Q2012, 1Q2012 and 2Q2011, please see later in this release.

The Fleet

The Company has a fleet of 20 vessels at the time of this report.  By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. Our vessels are employed in the spot market. The average age of our fleet is 10.6 years.  Our vessels are in excellent technical condition.

________________
2) Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

Vessel	Dwt	Vessel	Dwt
Nordic Apollo	159,999	Nordic Hunter	151,400
Nordic Aurora	147,262	Nordic Jupiter	157,411
Nordic Breeze	158,597	Nordic Mistral	164,236
Nordic Cosmos	159,998	Nordic Moon	159,999
Nordic Discovery	153,328	Nordic Passat	164,274
Nordic Fighter	153,328	Nordic Saturn	157,332
Nordic Freedom	163,455	Nordic Sprite	147,188
Nordic Grace	149,921	Nordic Vega	163,000
Nordic Harrier	151,475	Nordic Voyager	149,591
Nordic Hawk	151,475	Nordic Zenith	158,645
			Total dwt 3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to us in October 2010. The vessel had been operated by the charterers since the autumn of 2004. The vessel had not been technically operated according to sound maintenance practices by the charterer, and its condition on redelivery to us was far below the contractual obligations. Therefore, NAT has a claim against the charterer for drydocking and other costs that the charterer is obligated to cover under the bareboat charter. We have not been able to reach an agreement with Gulf Navigation and the matter is now in arbitration.

 The Company is taking a proactive approach in reducing the energy consumption of our fleet. We have previously installed Alpha Lubricators on all our vessels, resulting in important cost savings. In addition we are installing sliding valves on the main engines across the fleet, to be completed in the next few months. This allows our vessels to safely slow steam whenever possible in order to reduce the fuel consumption. We are currently in the process of testing other fuel saving measures and expect to implement those measures having demonstrable gains in efficiency. In the present tanker market environment with a surplus of vessels, we believe that overhauling the current fleet at a modest cost is preferred solution compared to ordering new "Eco-design" ships.

The graph shows the development of bunker prices in $/ton. Based on a daily bunker consumption of 50 tons, a fall in bunker prices of $100/ton represents a $5,000 per day saving per vessel. The quantity and the cost of bunkers consumed are important factors for establishing the time charter equivalent (TCE). A quarter may not be long enough to measure the TCE performance.

We continue to keep high technical quality of our fleet. Total off hire (out of service) for 2Q2012 was 58 days for our fleet of which 39days were planned off hire. Two of our vessels have been in drydock in 2Q2012 and we expect 4 vessels to be drydocked in 3Q2012.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US have not increased over the recent past. Unemployment continues to be a worry in the US and can be expected to be one key issue in this fall's presidential campaign. The European economies are struggling with special problems in the banking sector. Several countries are also burdened with debt. The economies of the Far East generally show continuing growth and are playing a key role in the development of the world economy. At the current pace, annual crude imports into China will total a new record high in 2012. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. As a matter of policy the Company does not attempt to predict future spot rates.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the most important factor.

The Suezmax fleet (excl. shuttletankers) counts 425 vessels at the end of 2Q2012, an increase of 16 since the beginning of the year. 18 vessels were delivered during the second quarter and 29 vessels are planned for delivery in the rest of 2012.

The current orderbook stands at 72vessels which represent 17% of the Suezmax fleet.  At the time of this report, the orderbook for 2014 counts 2 Suezmax vessels.

Scrapping activity has increased over the last 6 months. So far this year 13 Suezmaxes have been scrapped compared to 8 during the year 2011. Given the current market condition we expect to see a further increase in the scrapping activity.

Corporate Governance/Conflict of Interests

 In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger environment thereafter. Over the recent past the Company has improved its relative position.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector and who value dividends to review our Company and its performance.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONDENSED STATEMENTS	Three Months Ended			Six Months Ended
OF OPERATION	June 30, 2012	Mar. 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Voyage Revenue	28,548	30,476	23,835	59,024	49,366
Vessel Operating Expenses	(15,660)	(16,094)	(13116)	(31,754)	(25,620)
General and Administrative Expenses	(2,888)*	(6,073)*	(4,184)*	(8,961)**	(7781)**
Depreciation Expenses	(17,192)	(16,980)	(16,117)	(34,172)	(32,120)
Operating Expenses	(35,740)	(39,147)	(33,417)	(74,887)	(65,521)
Net Operating Income (Loss)	(7,192)	(8,671)	(9,582)	(15,863)	(16,155)
Interest Income	127	88	0	215	1
Interest Expense	(956)	(942)	(407)	(1898)	(805)
Other Financial Income (Expense)	98	135	(11)	233	(14)
Total Other Expenses	(731)	(719)	(418)	(1450)	(818)
Net Income (Loss)	(7,923)	(9,390)	(10,000)	(17,313)	(16,973)
Basic Earnings (Loss) per Shares	(0.15)	(0.18)	(0.21)	(0.33)	(0.36)
Basic Weighted Average Number of
Common Shares Outstanding	52,915,639	51,435,487	47,160,298	52,175,563	47,030,263
Common Shares Outstanding	52,915,639	52,915,639	47,224,782	52,915,639	47,224,782

*)   The G&A for the three months ended June 30, 2012, March 31, 2012 and June 30, 2011 include non-cash charges of $0.3m. $3. 1m $1.1 m respectively which are charges related to share based compensation and pension cost.
**) The G&A for the six months ended June 30,2012 and June 30, 2011 include non-cash charges of $4.0m and $2.3m which are charges related to share based compensation and pension cost.

CONDENSED BALANCE SHEETS	June 30,2012	June 30,2011	Dec. 31,2011
Amounts in USD '000	(unaudited)	(unaudited)

Cash and Cash Equivalents	104,259	11,618	24,006
Marketable Securities	453	795	583
Accounts Receivable, net	215	10,718	17,586
Accounts Receivable, net related party	18,555	0	1,571
Prepaid Expenses and Other Current Assets	8,130	45,461	39,354
Vessels, Net	996,968	966,088	1,022,793
Related Party receivables (Orion Tanker Pool)	37,013	0	18,941
Other Non-current Assets	646	25,040	551
Total Assets	11,662,39	1,059,720	1,125,385
Accounts Payable	3,199	3,234	4,378
Accounts Payable, related party	470	0	926
Accrued liabilities	5,164	5,987	12,642
Long-term Debt	250,000	90,000	230,000
Deferred Compensation Liability	10,965	9,739	9,876
Shareholders' Equity	896,441	950,760	867,563
Total Liablilities and Shareholders' Equity	1,166,239	1,059,720	1,125,385

	Six Months Ended		Twelve Months
CONDENSED STATEMENTS OF CASH FLOW	June 30,2012	June 30,2011	Dec. 31,2011
Amounts in USD '000	(unaudited)	(unaudited)
Net Cash Provided by (Used in) Operating Activities	9,050	9,679	(12,163)
Investment in Marketable Securities	0	(795)	(795)
Investment in Vessels	(1,503)	(3,595)	(91,536)
Repayment of Deposit and Loan, Nordic Galaxy	9,000	0	10,609
Other	(128)	0	(61)
Net Cash Provided by (Used in) Investing Activitites	7,369	(4,390)	(81,783)
Net Proceeds from Issuance of Common Stock	75,583	0	4
Proceeds from Use of Credit Facility	20,000	15,000	155,000
Dividends Paid	(31,749)	(25,892)	(54,273)
Net Cash Provided by (Used in) Financing Activities	63,834	(10,892)	100,731
Net Increase (Decrease) in Cash and Cash Equivalents	80,253	(5,603)	6,785
Cash and Cash Equivalents at Beginning of Period	24,006	17,221	17,221
Cash and Cash Equivalents at End of Period	104,259	11,618	24,006

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP	Three Months Ended			Six Months Ended
FINANCIAL M EASURES	June 30.2012	Mar. 31, 2012	June 30.2011	June 30.2012	June 30.2011
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage Revenue	29,255	36,683	26,057	65,938	53,986
Voyage Expense	(707)	(6,207)	(2,222)	(6,914)	(4,620)
Net Voyage Revenue (1)	28,548	30,476	23,835	59,024	49,366

				Twelve
	Three Months Ended			Months Ended
	June 30, 2012(unaudited)	Mar. 31, 2012 (unaudited)	June 30, 2011 (unaudited)	Dec. 31, 2011

Net Operating Income (Loss)	(7,192)	(8,671)	(9,582)	(71,213)
Depreciation Expense	17,192	16,980	16,117	64,626
Loss on Contract	0	0	0	16,200
Share Based Compensation and Pension Cost	346	3,132	1,125	3,129
Operating Cash Flow(2)	10,346	11,441	7,660	12,742

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash now represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash now is included because certain investors use this data to measure a shipping company's financial performance. Operating cash now is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American TankersLimited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American TankersLimited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, Monaco
Nordic American TankersLimited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward &Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American TankersLimited
Tel:  +1 866 805 9504 or + 47 901 46 291